

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

Via E-mail
Marc Urbach
President and Chief Financial Officer
You on Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, NY 10003

>   **Re: You on Demand Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 30, 2012**
>   **File No. 000-19644**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 14, 2012**
>   **Response dated January 18, 2013**
>   **File No. 001-35561**

Dear Mr. Urbach:

We have reviewed your response letter and have the following comments. As noted in our letter dated December 21, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

General

1.   As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VIE Structure and Arrangements, page 4

2.   We note your responses to comments two, three four. Please tell us whether you directly or indirectly through the WFOE, own a 51% equity interest in Jinan Broadband. Describe for us in more detail how you through all the contractual relationships have the power to direct the activities of Jinan Broadband that most significantly impact its economic performance and the obligation to absorb losses or benefits that could potentially be significant to Jinan Broadband or the right to receive benefits from Jinan Broadband that could be potentially significant to it.

Form 10-Q for the Quarter Ended September 30, 2012

3. Sinotop Contingent Consideration, page 10

3.   We note your response to comment five. It appears from your disclosures on pages 25 and 29 that substantially all of your revenues for the three and nine months ended September 30, 2012 were derived from Jinan Broadband. Thus, if you achieved the first milestone enabling 3 million homes to gain access to your PPV services; it is unclear why you did not record the related revenues. Please advise or revise.

        Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/ Carlos Pacho for

                                            Larry Spirgel
                                            Assistant Director